UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025 Commission File Number: 001-42534

Heidmar Maritime Holdings Corp.

(Translation of registrant’s name into English)

Akti Miaouli 89

Piraeus, Greece, 18538

+30 216-002-4900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release issued by Heidmar Maritime Holdings Corp. (the “Company”) on December 15, 2025, announcing the results of its Annual Meeting of Shareholders that was held on December 15, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Heidmar Maritime Holdings Corp

Date: December 15, 2025 By: /s/ Pankaj Khanna

Pankaj Khanna

Chief Executive Officer and Director